UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BakBone Software Incorporated

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

057101107

(CUSIP Number)

Alan E. Salzman
VantagePoint Venture Partners
1001 Bayhill Drive, Suite 300
San Bruno, CA  94066
(650) 866-3100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 22, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.       ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 057101107
1.	Names of Reporting Persons.
VantagePoint Venture Partners IV (Q), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Delaware
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
16,294,242 (*)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
16,294,242 (*)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
16,294,242 (*)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)
17.3%
14.	Type of Reporting Person (See Instructions)
PN

(*) Includes (a) 42 shares of the Issuer's Common Stock and (b) 16,294,200 shares of the Issuer's Series A Convertible Preferred Stock, convertible at any time, at the option of the shareholder, and in certain circumstances at the option of the Issuer, into one share of the Issuer's Common Stock.

CUSIP No. 057101107
1.	Names of Reporting Persons.
VantagePoint Venture Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Delaware
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
1,633,237 (*)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
1,633,237 (*)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,633,237 (*)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)
2.1%
14.	Type of Reporting Person (See Instructions)
PN

(*) Includes (a) 37 shares of the Issuer's Common Stock and (b) 1,633,200 shares of the Issuer's Series A Convertible Preferred Stock, convertible at any time, at the option of the shareholder, and in certain circumstances at the option of the Issuer, into one share of the Issuer's Common Stock.

CUSIP No. 057101107
1.	Names of Reporting Persons.
VantagePoint Venture Partners IV Principals Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Delaware
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
72,600 (*)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
72,600 (*)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
72,600 (*)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)
0.1%
14.	Type of Reporting Person (See Instructions)
PN

(*) Includes 72,600 shares of the Issuer's Series A Convertible Preferred Stock, convertible at any time, at the option of the shareholder, and in certain circumstances at the option of the Issuer, into one share of the Issuer's Common Stock.

CUSIP No. 057101107
1.	Names of Reporting Persons.
VantagePoint Venture Associates IV, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Delaware
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
18,000,079 (*)(**)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
18,000,079 (*)(**)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
18,000,079 (*)(**)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)
18.8%
14.	Type of Reporting Person (See Instructions)
OO

(*) Pursuant to Rule 13d-4 of the Act, the Reporting Person disclaims beneficial ownership of the securities reflected herein except to the extent of its pecuniary interest therein and declares that this Schedule 13D shall not be construed as an admission that such party is the beneficial owner of any securities covered hereby.

(**) Includes (a) 79 shares of the Issuer’s Common Stock and (b) 18,000,000 shares of the Issuer’s Series A Preferred Stock, convertible at any time, at the option of the shareholder, and in certain circumstances at the option of the Issuer, into one share of the Issuer’s Common Stock.

CUSIP No. 057101107
1.	Names of Reporting Persons.
James D. Marver
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
United States
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
18,000,079 (*)(**)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
18,000,079 (*)(**)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
18,000,079 (*)(**)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)
18.8%
14.	Type of Reporting Person (See Instructions)
IN

(*) Pursuant to Rule 13d-4 of the Act, the Reporting Person disclaims beneficial ownership of the securities reflected herein except to the extent of his pecuniary interest therein and declares that this Schedule 13D shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

(**) Includes (a) 79 shares of the Issuer’s Common Stock and (b) 18,000,000 shares of the Issuer’s Series A Preferred Stock, convertible at any time, at the option of the shareholder, and in certain circumstances at the option of the Issuer, into one share of the Issuer’s Common Stock.

CUSIP No. 057101107
1.	Names of Reporting Persons.
Alan E. Salzman
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Canada
	7.	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
18,000,079 (*)(**)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
18,000,079 (*)(**)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
18,000,079 (*)(**)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)
18.8%
14.	Type of Reporting Person (See Instructions)
IN

(*) Pursuant to Rule 13d-4 of the Act, the Reporting Person disclaims beneficial ownership of the securities reflected herein except to the extent of his pecuniary interest therein and declares that this Schedule 13D shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

(**) Includes (a) 79 shares of the Issuer’s Common Stock and (b) 18,000,000 shares of the Issuer’s Series A Preferred Stock, convertible at any time, at the option of the shareholder, and in certain circumstances at the option of the Issuer, into one share of the Issuer’s Common Stock.

Item 1.     Security and Issuer

This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends and supplements the statement on Schedule 13D originally filed on June 9, 2009 (the "Original Schedule 13D" and as amended and supplemented by Amendment No. 1, the "Schedule 13D")), on behalf of (1) VantagePoint Venture Partners IV (Q), L.P., a Delaware limited partnership ("VPVP IV Q"), (2) VantagePoint Venture Partners IV, L.P., a Delaware limited partnership ("VPVP IV"), (3) VantagePoint Venture Partners IV Principals Fund, L.P., a Delaware limited partnership  ("VPVP Principals IV" and together with VPVP IV Q and VPVP IV, the "VantagePoint Funds"), (4) VantagePoint Venture Associates IV, L.L.C., a Delaware limited liability company (together with the VantagePoint Funds, the "VantagePoint Entities"), (5) James D. Marver, and (6) Alan E. Salzman (Messrs. Marver and Salzman, together with the VantagePoint Entities, the "Reporting Persons") relating to the common stock, no par value (the "Common Stock"), including shares of Common Stock issuable upon conversion of the Series A Preferred Stock, no par value (the "Series A Preferred Stock"), of BakBone Software Incorporated, a corporation incorporated under the laws of the Province of Alberta, Canada (the "Issuer"), with its principal executive office at 9540 Towne Center Drive, Suite 100, San Diego, CA 92121.

Item 4.     Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On July 22, 2009, the VantagePoint Funds, which collectively beneficially own all of the Issuer's issued and outstanding Series A Preferred Stock, executed and delivered to the Issuer a resolution electing Richard D. Harroch as a member of the Issuer's board of directors.

Item 5.     Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a) and (b). According to the Issuer's most recent Annual Report on Form 10-K, as filed with the Securities and Exchange Commission (the "SEC") on June 23, 2009, there were issued and outstanding 77,641,824 shares of the Issuer's Common Stock as of June 12, 2009.

With respect to the amount of Common Stock beneficially owned by each Reporting Person, the nature of such beneficial ownership and the related percentages of the class of Common Stock, the information contained in each of the cover pages, and in Items 1 through 14 thereon, and each of the related footnotes, is incorporated by reference herein.

The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Schedule 13D that are beneficially owned by the Reporting Persons listed in Item 2, or that the Reporting Persons listed in Item 2 may be deemed to beneficially own pursuant to Rule 13d-3 of the Act, are as follows:

VPVP IV Q has beneficial ownership of 42 shares of the Issuer's Common Stock and 16,294,200 shares of the Issuer's Series A Preferred Stock, convertible at any time, at the option of the shareholder, and in certain circumstances at the option of the Issuer, into one share of the Issuer's Common Stock, representing approximately 17.3% of the outstanding shares of Common Stock of the Issuer as of June 12, 2009 on an as-converted basis. (1)

VPVP IV has beneficial ownership of 37 shares of the Issuer's Common Stock and 1,633,200 shares of the Issuer's Series A Preferred Stock, convertible at any time, at the option of the shareholder, and in certain circumstances at the option of the Issuer, into one share of the Issuer's Common Stock, representing approximately 2.1% of the outstanding shares of Common Stock of the Issuer as of June 12, 2009 on an as-converted basis. (2)

VPVP Principals IV has beneficial ownership of 72,600 shares of the Issuer's Series A Preferred Stock, convertible at any time, at the option of the shareholder, and in certain circumstances at the option of the Issuer, into one share of the Issuer's Common Stock, representing approximately 0.1% of the outstanding shares of Common Stock of the Issuer as of June 12, 2009 on an as-converted basis. (3)

VantagePoint Venture Associates IV, L.L.C. has beneficial ownership of 79 shares of the Issuer's Common Stock and 18,000,000 shares of the Issuer's Series A Preferred Stock, convertible at any time, at the option of the shareholder, and in certain circumstances at the option of the Issuer, into one share of the Issuer's Common Stock, representing approximately 18.8% of the outstanding shares of Common Stock of the Issuer as of June 12, 2009 on an as-converted basis.

James D. Marver has beneficial ownership of 79 shares of the Issuer's Common Stock and 18,000,000 shares of the Issuer's Series A Preferred Stock, convertible at any time, at the option of the shareholder, and in certain circumstances at the option of the Issuer, into one share of the Issuer's Common Stock, representing approximately 18.8% of the outstanding shares of Common Stock of the Issuer as of June 12, 2009 on an as-converted basis.

Alan E. Salzman has beneficial ownership of 79 shares of the Issuer's Common Stock and 18,000,000 shares of the Issuer's Series A Preferred Stock, convertible at any time, at the option of the shareholder, and in certain circumstances at the option of the Issuer, into one share of the Issuer's Common Stock, representing approximately 18.8% of the outstanding shares of Common Stock of the Issuer as of June 12, 2009 on an as-converted basis.

Each of the Reporting Persons, other than the VantagePoint Funds, expressly disclaims beneficial ownership of the shares of capital stock of the Issuer owned by all other Reporting Persons.

Footnotes to Item 5:

(1) All such shares are directly held and directly beneficially owned by VPVP IV Q.  VantagePoint Venture Associates IV, L.L.C., as the general partner of VPVP IV Q, and Messrs. Marver and Salzman, as the managing members of VantagePoint Venture Associates IV, L.L.C., may be deemed to share voting and investment power with VPVP IV Q with respect to such shares. With respect to Messrs. Marver and Salzman, this Statement relates only to their indirect beneficial ownership of such shares.

(2) All such shares are directly held and directly beneficially owned by VPVP IV.  VantagePoint Venture Associates IV, L.L.C., as the general partner of VPVP IV, and Messrs. Marver and Salzman, as the managing members of VantagePoint Venture Associates IV, L.L.C, may be deemed to share voting and investment power with VPVP IV with respect to such shares. With respect to Messrs. Marver and Salzman, this Statement relates only to their indirect beneficial ownership of such shares.

(3) All such shares are directly held and directly beneficially owned by VPVP Principals IV.  VantagePoint Venture Associates IV, L.L.C., as the general partner of VPVP Principals IV, and Messrs. Marver and Salzman, as the managing members of VantagePoint Venture Associates IV, L.L.C., may be deemed to share voting and investment power with VPVP Principals IV with respect to such shares. With respect to Messrs. Marver and Salzman, this Statement relates only to their indirect beneficial ownership of such shares.

(c) None of the Reporting Persons has effected any transactions in the class of securities reported on this Schedule 13D during the past sixty (60) days. In November 2003, VPVP IV Q and VPVP IV collectively converted 4,000,000 shares of Series A Preferred Stock on a one-to-one basis into shares of Common Stock and distributed 3,999,921 of these shares to the limited partners of those two funds.

(d) VantagePoint Venture Associates IV, L.L.C. is the general partner of each of the VantagePoint Funds.  Messrs. Marver and Salzman are the managing members of VantagePoint Venture Associates IV, L.L.C. and therefore have the power to vote and dispose of shares of the Issuer's Common Stock held by the VantagePoint Funds.  Under certain circumstances set forth in the operating agreement of VantagePoint Venture Associates IV, L.L.C., the members of such limited liability company have the right to receive distributions, either cash or in-kind, with respect to the shares of the Issuer's Common Stock held by the VantagePoint Funds.  In addition, under certain circumstances set forth in the limited partnership agreement of the VantagePoint Funds, the partners of such partnerships have the right to receive distributions, either cash or in-kind, with respect to the shares of the Issuer's Common Stock that the VantagePoint Funds hold.  To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of distributions with respect to the securities of the Issuer.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 23, 2009
VantagePoint Venture Partners IV (Q), L.P.
By: VantagePoint Venture Associates IV, L.L.C.,
Its General Partner
	By:	/s/ Alan E. Salzman
	Name:	Alan E. Salzman
Title: Managing Member

VantagePoint Venture Partners IV, L.P.
By: VantagePoint Venture Associates IV, L.L.C.,
Its General Partner
	By:	/s/ Alan E. Salzman
	Name:	Alan E. Salzman
Title: Managing Member

VantagePoint Venture Partners IV Principals Fund, L.P.
By: VantagePoint Venture Associates IV, L.L.C.,
Its General Partner
	By:	/s/ Alan E. Salzman
	Name:	Alan E. Salzman
Title: Managing Member

VantagePoint Venture Associates IV, L.L.C
	By:	/s/ Alan E. Salzman
	Name:	Alan E. Salzman
Title: Managing Member
/s/ James D. Marver
James D. Marver
/s/ Alan E. Salzman
Alan E. Salzman